[DESCRIPTION]SCHEDULE 13D FOR WALTER  AND MARIE ECKMAN TRUST

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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549




                                     SCHEDULE 13D

                               (Amendment No.        )*


                               Sloan Electronics, Inc.
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                                   (Name of Issuer)


                                    Common Stock
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                           (Title of Class of Securities)


                                     831501 10 1
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                                   (CUSIP Number)

                                  Walter and Marie Eckman Trust
                                  412 West Cowan Dr.
                                  Houston, TX 7007
                                   713 862-3111
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                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                  December 5, 1997
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               (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. / /

          Note.   Six  copies of this statement,  including  all  exhibits,
should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                 (Page 1 of  5 Pages)


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     (1)    The  remainder  of this cover page shall be  filed  out  for  a reporting person's initial filing on this form with respect to the  subject
class   of  securities,  and  for  any  subsequent   amendment   containing
information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                          SCHEDULE 13D

CUSIP No.  831501 10 1                    Page   2   of    5     Pages
          ------------                         -----     -----
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Walter and Marie  Eckman Trust
      ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  / /
                                                            (b)  / /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS (See Instructions)
     OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED  PURSUANT  TO
ITEM
     2(d) or 2(e)                                                / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas
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NUMBER OF         7    SOLE VOTING POWER
SHARES                 0
BENEFICIALLY      8    SHARED VOTING POWER
OWNED BY               496,783
EACH              9    SOLE DISPOSITIVE POWER
REPORTING              0
PERSON WITH      10    SHARED DISPOSITIVE POWER
                       496,783
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     496,783
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                             / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.4%(1)
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14   TYPE OF REPORTING PERSON

     OO -  trust
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Calculated based upon the number of outstanding shares of Common Stock of the Issuer on December 31, 1997.

SCHEDULE 13D

CUSIP No.  831501 10 1                    Page   3  of    5     Pages
          ------------                         -----     -----
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

 Walter  Eckman
 ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  / /
                                                            (b)  / /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS (See Instructions)
     OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED  PURSUANT  TO
ITEM
     2(d) or 2(e)                                                / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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NUMBER OF         7    SOLE VOTING POWER
SHARES                 0
BENEFICIALLY      8    SHARED VOTING POWER
OWNED BY               496,783
EACH              9    SOLE DISPOSITIVE POWER
REPORTING              0
PERSON WITH      10    SHARED DISPOSITIVE POWER
                       496,783
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     496,783
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                             / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.4%(1)
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14   TYPE OF REPORTING PERSON

IN
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Calculated based upon the number of outstanding shares of Common Stock of the Issuer on December 31, 1997.


<PAGE
SCHEDULE 13D

CUSIP No.  831501 10 1                    Page   4  of    5     Pages
          ------------                         -----     -----
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

 Ann Marie  Eckman
 ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  / /
                                                            (b)  / /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS (See Instructions)
     OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED  PURSUANT  TO
ITEM
     2(d) or 2(e)                                                / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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NUMBER OF         7    SOLE VOTING POWER
SHARES                 0
BENEFICIALLY      8    SHARED VOTING POWER
OWNED BY               496,783
EACH              9    SOLE DISPOSITIVE POWER
REPORTING              0
PERSON WITH      10    SHARED DISPOSITIVE POWER
                       496,783
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     496,783
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                             / /

---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.4%(1)
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14   TYPE OF REPORTING PERSON

     IN
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Calculated based upon the number of outstanding shares of Common Stock of the Issuer on December 31, 1997.


<PAGE
ITEM 1. Security and Issuer.

        This statement relates to the Common Stock, par value $.001 per share ("Common Stock") issued by Sloan Electronics, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 2527 Monterey St., Sarasota, FL 34231.

ITEM 2. Identity and Background.

        This statement is filed by the Walter and Marie Eckman Trust, a trust organized under the laws of Texas, located at 412 West Cowan Dr., Houston, TX 77007 for family financial reasons.

        The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Considerations.

        On December 5, 1997 pursuant to the terms of an Agreement of Merger (the "Agreement") between the Company and Sloan Electronics, Inc. ("Sloan"), Sloan has merged into the Company and the Walter and Marie Eckman Trust shares in Sloan were converted into 496,783 shares of Common Stock of the Company at the conversion rate of 2.31 shares of Common Stock of the Company for each shares of Common Stock of Sloan.

ITEM 4, Purpose of Transaction.

        The purpose of the acquisition of the stock is for investment.
On December 5, 1997 pursuant to the terms of an Agreement of Merger
(the "Agreement") between the Company and Sloan Electronics, Inc. ("Sloan"), Sloan has merged into the Company. The board of directors of the Company were replaced by the board of directors of Sloan. The Reporting Person may make purchases of Common Stock from time to time and may acquire or dispose of any or all of the shares of Common Stock held by him at any time. The Reporting person has no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (c),
(e), (f), (g) and (h), of Item 4 of Schedule 13D.

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ITEM 5. Interest in Securities of the Issuer.

        As of the date hereof, the Reporting Person beneficially owns 496,783 shares of the Company's Common Stock, comprising approximately 5.4% of the shares outstanding. The percentage used herein is calculated based upon the 9,187,389 shares of Common Stock of the Company stated by the Company as issued and outstanding as of December 31, 1997, as reported in the Company's 10-KSB. The Reporting Person has sole voting and dispositive powers with respect to all the shares of Common Stock to which this statement relates. The Reporting Person has not effected any transactions in the shares of the Common Stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        None.

ITEM 7. Materials to be Filed as Exhibits.

        The following exhibit was filed on Form 8-K on December 19, 1997 and is incorporated by reference.

        Exhibit 2.0 Agreement of Merger


                                      SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 5/12/98
                           the Walter and Marie Eckman Trust

                               /s/ Walter Eckman
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                                Walter Eckman trustee

                               /s/ Walter Eckman
                             --------------------------------------
                                Walter Eckman

                                /s/ AnnMarie Eckman
                             --------------------------------------
                                AnnMarie Eckman